Exhibit 99.1

Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Third Quarter of 2015

Net Income Attributable to Stockholders of the Parent and EPS Increased 21.3% YoY

TAIPEI, Taiwan, R.O.C. October 29, 2015 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2015. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Third Quarter 2015 Financial Highlights

1.	Total revenue increased by 0.1% to NT$56.18 billion

2.	Mobile communications revenue increased by 3.1% to NT$27.29 billion.

#	Mobile value-added services (VAS) revenue increased by 12.1% to NT$10.03 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 17.4%

3.	Internet revenue decreased by 6.6% to NT$6.42 billion

4.	Domestic fixed communications revenue decreased by 0.9% to NT$17.91 billion

5.	International fixed communications revenue decreased by 0.8% to NT$3.81 billion

6.	Total operating costs and expenses decreased by 6.4% to NT$42.09 billion

7.	Net income attributable to stockholders of the parent increased by 21.3% to NT$11.80 billion

8.	Basic earnings per share (EPS) was NT$1.52

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom commented, “In the third quarter, we maintained our strong momentum, with total revenues, operating income, and EPS all increasing year over year and outperforming our guidance. Supported by our successful promotional packages, our 4G subscriber base reached 3.56 million by the end of September, and we expect that figure to continue on its upward trajectory and exceed 4.2 million by year-end. The iPhone 6s’ launch earlier this month supports our top-line growth and mobile subscriber expansion; however it also increases related expenses. Despite this expected margin impact, we remain confident in outperforming our full-year guidance.”

Dr. Tsai continued, “We are currently evaluating the technology and investment efficiency for the 2.6G spectrum in advance of the auction expected to begin in November. In doing so, we hope to acquire the band which most benefits our operation and enable us to offload heavy traffic in metropolitan areas, further supporting our market-leading mobile network capabilities. Going forward, we will continue to focus on improving our network capability and customer satisfaction by strengthening customer service, offering affordable and integrated packages and increasing the speed and reliability of our network.”

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2015 increased by 0.1% to NT$56.18 billion, which was comprised of 48.6% mobile, 11.4% internet, 31.9% domestic fixed, 6.8% international fixed, and 1.3% from other businesses.

Mobile communications revenue for the third quarter 2015 increased by 3.1% to NT$27.29 billion. This was mainly due to the continual growth of mobile VAS revenues, which was partially offset by the decrease in mobile voice revenue and device sales.

Internet business revenue for the third quarter of 2015 decreased by 6.6% year-over-year to NT$6.42 billion. The decrease was primarily attributable to lower ICT project revenue.

Domestic fixed revenue for the third quarter of 2015 decreased by 0.9% year-over-year to NT$17.91 billion, mainly due to the decrease of fixed voice revenue which offset the growth of ICT project revenue.

Broadband access revenue increased by 1.0% to NT$4.81 billion. Local and DLD service revenue decreased by 5.4% and 5.1% to NT$8.50 billion and NT$0.80 billion, respectively, mainly due to increased mobile and VoIP substitution. International fixed revenue decreased by 0.8% to NT$3.81 billion.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2015 decreased 6.4% to NT$42.09 billion. The decrease was primarily due to the lower costs of goods sold and the decrease in interconnection and depreciation expenses.

Income Tax

Income tax expense for the third quarter of 2015 increased 20.2% year over year to 2.26 billion.

Operating Income and Net Income

Income from operations for the third quarter of 2015 increased by 25.7% to NT$14.04 billion. The operating margin was 25.0%, compared to 19.9% in the same period of 2014. Net income attributable to stockholders of the parent increased by 21.3% to NT$11.80 billion and basic earnings per share increased to NT$1.52.

Cash Flow and EBITDA

Cash inflow from operating activities for the third quarter of 2015 decreased by 5.8% to NT$17.34 billion. Cash and cash equivalents as of September 30th, 2015 increased by 154.2% year-over-year to NT$20.59 billion.

EBITDA for the third quarter of 2015 increased by 12.8% to NT$22.3 billion. EBITDA margin increased to 39.7% compared from 35.2% in the same period of 2014.

Capital Expenditure (“Capex”)

Total Capex for the third quarter of 2015 decreased by 34.6% to NT$5.15 billion, and was comprised of 37.8% domestic fixed communications, 37.7% mobile communications, 16.6% Internet, 6.0% international fixed communications, and 2.2% from others.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of September 30th, 2015, the number of FTTx subscribers reached 3.30 million, accounting for 73.3% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 35.6%, reaching 1.02 million. HiNet broadband subscribers totaled 3.77 million as of September 30th, 2015.

Mobile

As of September 30th, 2015, Chunghwa had 11.25 million mobile subscribers, representing a 1.8% year-over-year increase. The Company also had 5.73 million mobile Internet subscribers, representing a 17.1% year-over-year increase.

Fixed-line

As of September 30th, 2015, the Company maintained its leading position in the fixed-line market, with a total of 11.22 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

i.	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

ii.	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

iii.	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

iv.	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw